300 North LaSalle
Chicago, IL 60654
Carol Anne Huff	United States
To Call Writer Directly:		Facsimile:
+1 312 862 2163	+1 312 862 2000	+1 312 862 2200
carolanne.huff@kirkland.com
www.kirkland.com

October 10, 2018

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                  Amanda Ravitz

Edward M. Kelly

Re:                        Agiliti, Inc.

Registration Statement on Form S-4

Originally Filed August 23, 2018

File No. 333-226975

Agiliti, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-4, File No. 333-226975, as amended (the “Registration Statement”), to 2:00 P.M., Eastern time, on October 10, 2018 or as soon thereafter as practicable. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby confirms that it is aware of its obligations under the Act.

Please contact the undersigned at (312) 862-2163 or Ana Sempertegui (312) 862-2312 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Carol Anne Huff

Carol Anne Huff

Beijing Boston Chicago Dallas Hong Kong Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

U.S. Securities and Exchange Commission

cc:	Charles P. Holden
Chief Financial Officer
Agiliti, Inc.

Shari H. Wolkon
General Counsel and Secretary
Federal Street Acquisition Corp.

Harvey M. Eisenberg
Raymond O. Gietz
Weil, Gotshal & Manges LLP

Ana Sempertegui
Kirkland & Ellis LLP